Exhibit 10.23
Trupanion Compensation Policies
Change of Control Policy for Select Officers and Key Leaders
In a situation where there is a Change of Control of Trupanion, certain “covered” executives may leave involuntarily (termination without cause). A Change of Control Severance policy provides a fair framework for these covered terminations if the termination event occurs within 6 months prior to or 24 months following the Change of Control (Change of Control is defined in Appendix A). The catalog of covered and non-covered termination events is set forth in Appendix B. This select group of covered executives is set forth in Appendix C and the committee will update this list during quarterly meetings as needed.
Upon a covered executive’s covered termination within the timeframe set forth above, the covered executive will receive severance, welfare benefits and equity acceleration as follows:
Related to the severance payments, the CEO and other key senior leaders will receive 12 months of their then current base salary and target bonus.
In addition, all covered executives upon a covered termination will receive the cash value of any equity earned but not yet issued (calculated on a full year, prorated for partial year of service), as determined in accordance with the intrinsic value plan by the Compensation Committee in its sole discretion. Covered executives who are not subject to a covered termination event will either have their equity awards earned but not yet issued replaced by substantially similar awards issued by the acquirer, or receive the cash value of awards earned but not yet issued, as described above.
Upon separation, covered executives will receive a lump sum payment equal to their severance amount, adjusted as necessary for the effect of 280G as discussed below. This would be paid within sixty (60) days of separation.
Related to welfare benefits, the Company will provide the covered executives with continued coverage under the Company’s group health insurance plan (or its cash equivalent) at no cost to the covered executive for 12 months.
For equity, all unvested time-based equity awards shall vest on the termination date of the covered executive.
If any total payment determined by this policy would result in an “excess parachute payment” (as defined by Section 280G of the internal revenue code), then the Company would reduce the payment to produce a payment value that would maximize the “net after-tax amount” payable to the covered executive.
As with ongoing severance, these benefits are subject to the covered executive executing a valid separation agreement containing a full and unconditional release of Trupanion or its successor of any claims by the covered executive.
In a Change of Control, the Company shall require any successor to the Company or its assets to expressly and unconditionally assume this policy in writing and honor the obligations of the Company under this policy.

Appendix A (Change of Control Definition)
"Change of Control" has the meaning ascribed to a “Corporate Transaction” in the Company’s 2014 Equity Incentive Plan.
Appendix B (Covered and Non-Covered Termination Events)
The types of terminations that are covered by this policy are “involuntary” terminations without cause (meaning it is Trupanion’s decision to terminate).
Other types of termination are not covered by this policy, including: voluntary termination with good reason, voluntary termination (executive decision without a good reason), termination for cause (willful or gross neglect of job duties, willful disregard for the code of conduct or willful disregard for the team member handbook), death, disability, and retirement.
Appendix C (Covered Executives)

▪	Chief Executive Officer

▪	Chief Financial Officer

▪	Chief Strategy Officer

▪	Chief Revenue Officer

▪	Chief Member Experience Officer

▪	General Counsel

▪	Head of Veterinary Business

▪	Head of People Operations